

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

<u>Via E-mail</u>
M. Ryan Kirkham, Esq.
Corporate Counsel
Peoples Bancorp Inc.
138 Putnam Street
Marietta, Ohio 45750

Re: Peoples Bancorp Inc.
Registration Statement on Form S-4
Filed December 9, 2014
File No. 333-199152

Dear Mr. Kirkham:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We acknowledge your response to comment 3 of our letter to you dated November 25, 2014. As we requested, please disclose any and all material nonpublic information that was shared, directly or indirectly, with NB&T Financial or any of its advisors or consultants including Keefe, Bruyette & Woods including, but not limited to the following:

   - "projections" for Peoples Bancorp for fiscal years 2014 through 2019
   - "projected balance sheet and capital data of PEBO (giving effect to the acquisitions) (page C-2);"
   - "estimates regarding certain pro forma financial effects of the Transaction on PEBO (page C-2);" and

M. Ryan Kirkham, Esq.
Peoples Bancorp Inc.
December 18, 2014
Page 2

- "discussions with senior management of . . . PEBO regarding. . . "future prospects (page C-3)."

Summary, Required vote, page 11

2. We acknowledge your response to comment 11 of our letter to you dated November 25, 2014. Please fill in the issuing in formation in the first paragraph. We note that 33 percent of the outstanding stock of NB&T Financial Group, Inc. is beneficially owned by five individuals. Please disclose whether any of these beneficial owners have indicated their intent or commitment to vote to approve the merger.

Summary, Interests of directors and executive officers of NB&T Financial, page 13

3. Please advise the staff, with a view towards additional disclosure, why the amount added on page 14 ($5,619,862) does not reconcile to the Table on page 76 ($4,894,412).

Fairness Opinion of Raymond James & Associates to the Board of Directors of Peoples Bancorp Inc., Appendix D

4. The second to last paragraph on page D-3 of the fairness opinion of Raymond James & Associates to the Board of Directors of Peoples Bancorp Inc. includes a limitation on reliance by shareholders ("It is understood that this letter is for the information of the Board of Directors of the Company (solely in each directors capacity as such) in evaluating the proposed Transaction . . . . This Opinion may not be reproduced or used for any other purpose without our prior written consent. . . . ") Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor's belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

M. Ryan Kirkham, Esq.
Peoples Bancorp Inc.
December 18, 2014
Page 3

Exhibit 5. 1 Legal Opinion of Dunsmore & Shohl LLP to the Board of Peoples Bancorp
Inc.

5. Consistent with Item 601(b)(5)(i) of Regulation S-K please delete the limitation on
    reliance by shareholders in the last paragraph of the legal opinion of Dunsmore &
    Shohl LLP to the Board of Peoples Bancorp Inc. ("Except in connection with the
    Registration Statement as aforesaid, no portion of this opinion may be quoted or
    otherwise used by any person without our prior written consent.").

Exhibit 99.2 Consent of Raymond James

6. As required by Item 601(b)(23) of Regulation S-K, please file a consent that is dated.
    Please delete your statement that: "we … disclaim that we come within the category
    of persons whose consent is required under Section 7 of the Securities Act of 1933, as
    amended, or the Rules and Regulations of the Securities and Exchange Commission
    thereunder."

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:
*   should the Commission or the staff, acting pursuant to delegated authority,
    declare the filing effective, it does not foreclose the Commission from taking any
    action with respect to the filing;
*   the action of the Commission or the staff, acting pursuant to delegated authority,
    in declaring the filing effective, does not relieve the company from its full
    responsibility for the adequacy and accuracy of the disclosure in the filing; and
*   the company may not assert staff comments and the declaration of effectiveness
    as a defense in any proceeding initiated by the Commission or any person under
    the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

        You may contact John A. Spitz at 202-551-3484 or Amit Pande, Accounting
Branch Chief, at (202) 551-3423 if you have questions regarding comments on the

financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney